September 10, 2019
Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Murphy Oil Corporation
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 27, 2019
Form 8-K Filed August 8, 2019
File No. 001-08590

Dear Sir or Madam:
We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 8, 2019 with respect to the above filings of Murphy Oil Corporation (the “Company”). This letter amends the Company’s position communicated in the Company’s letter filed August 19, 2019. For ease of review, the Staff’s comment is included below in italicized text, which is then followed by our amended response.
Form 10-K for the Fiscal Year Ended December 31, 2018
Note A - Significant Accounting Policies
Revenue Recognition, page 60

1.
Expand the disclosure, here or elsewhere in the notes to your financial statements, to more clearly describe the circumstances under which, and the reasons why, you record revenue net of certain costs associated with generation of revenue, including transportation, gathering, compression, and processing fees. Additionally, explain to us your support for this presentation under FASB ASC 606, including how it corresponds to the satisfaction of your performance obligations under the terms of the contracts with your customers.

Response: In 2018 and 2017 the costs associated with transportation, gathering, compression and processing to deliver the product to the customer were $73.6 million and $56.4 million, respectively. These amounts were netted against reported ‘revenue from sales to customers’ of $2,586.6 million and $2,078.5 million and represent 2.8% and 2.7% of the 2018 and 2017 reported ‘Revenue from sales to customers,’ respectively.
After further consideration by the Company and discussion with SEC staff, beginning with the Company’s Form 10-Q for the period ending September 30, 2019, the Company will revise its financial reporting (including revising the comparative historical information to the current presentation reported in the 10-Q for the period ending September 30, 2019) to remove transportation, gathering, compression, and processing fees from Revenue from sales to customers and report these costs as a separate cost category on the Statement of Operations. The Company will also adjust our revenue disclosures accordingly.

300 Peach Street, El Dorado, Arkansas 71730
t 870.862.6411 f 870.864.6373

Very truly yours,

/s/ David R. Looney
David R. Looney
Executive Vice President and Chief Financial Officer

/s/ Christopher D. Hulse
Christopher D. Hulse
Vice President and Controller

300 Peach Street, El Dorado, Arkansas 71730
t 870.862.6411 f 870.864.6373